Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK
General
The total amount of our authorized capital stock consists of 200 million shares of common stock, without par value, and five million shares of preferred stock, without par value. The discussion herein describes our capital stock, the material provisions of our second amended and restated articles of incorporation and amended and restated bylaws and certain provisions of the Indiana Business Corporation Law (the (“IBCL”). For a more thorough understanding of the terms of our capital stock, we refer you to our second amended and restated articles of incorporation and amended and restated bylaws.
Common Stock
Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of shareholders, subject to the rights of holders of any outstanding preferred stock. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock. Holders of common stock will be entitled to receive ratably any dividends that the board of directors may declare, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
We are authorized to issue shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the board of directors. The board of directors, without further approval of the shareholders, is authorized to fix the number of shares constituting any series, as well as the dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of that series of preferred stock.

Number of Directors; Removal; Vacancies
Our amended and restated bylaws provide that we shall have 11 directors, provided that this number may be changed by the board of directors. Our second amended and restated articles of incorporation provide that, subject to the rights of holders of any future series of preferred stock, directors may be removed, with or without cause, only at meetings of shareholders called for that purpose by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to be cast generally in the election of directors.
In 2019, the board of directors agreed to amend our amended and restated bylaws to provide for one-year terms for directors instead of three-year terms beginning with those directors elected at the 2019 annual meeting, so that, beginning with the 2021 annual meeting, all of our directors will stand for election each year. Prior to 2019, our amended and restated bylaws called for a board of directors comprised of three classes of directors, with each class serving a three-year term. Vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors then in office.
Special Meetings of Shareholders; Limitations on Shareholder Action by Written Consent
Our amended and restated bylaws provide that special meetings of our shareholders may be called only by our chairman of the board of directors, our chief executive officer or our board of directors. The only matters that may be considered at any special meeting of the shareholders are the matters specified in the notice of the meeting. Any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders and may not be effected by written consent.

Amendments; Vote Requirements
Under Indiana law, a proposal to amend our second amended and restated articles of incorporation will be approved if the votes cast favoring the proposal exceed the votes cast opposing the proposal at a meeting of shareholders at which a quorum is present. Our amended and restated bylaws provide that they may be amended or waived by the affirmative vote of a majority of the directors. Our shareholders do not have the right to amend our amended and restated bylaws.
Authorized but Unissued Shares
The authorized but unissued shares of common stock will be available for future issuance without shareholder approval, other than as may be required by the rules of any exchange on which our common stock is traded. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Advance Notice Requirements for Shareholder Proposals and Nomination of Directors
Our amended and restated bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice in writing. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, such notice will be timely only if received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to shareholders or made public, whichever first occurs. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. Our second amended and restated articles of incorporation and amended and restated bylaws do not provide proxy access rights.
Certain Provisions of the Indiana Business Corporation Law
As an Indiana corporation, we are governed by the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or our change of control. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.
Control Share Acquisitions.  Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.
Under the IBCL, “control shares” are shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more.

A “control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.
An “issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than

$1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.
The provisions described above do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws, including a bylaw adopted by the corporation’s board of directors, provide that they do not apply. Our second amended and restated articles of incorporation and our amended and restated bylaws do not exclude us from Chapter 42.
Certain Business Combinations.  Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, then the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified “fair price” criteria.
For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.
The definition of “beneficial owner” for purposes of Chapter 43 means a person who, directly or indirectly, owns the shares, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the subject shares.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our second amended and restated articles of incorporation do not exclude us from Chapter 43.
Directors’ Duties and Liability. Under Chapter 35 of the IBCL, directors are required to discharge their duties:
•in good faith;
•with the care an ordinarily prudent person in a like position would exercise under similar circumstances;
•and in a manner the directors reasonably believe to be in the best interests of the corporation.

Under the IBCL, a director is not liable for any action taken as a director, or any failure to act, regardless of the nature of the alleged breach of duty (including breaches of the duty of care, the duty of loyalty, and the duty of good faith) unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness. This exculpation from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.
Consideration of Effects on Other Constituents.  Chapter 35 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board of directors, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation.
Chapter 35 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under that section.

Mandatory Classified Board of Directors.  Under Section 23-1-33-6(c) of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Exchange Act, must have a classified board of directors unless the corporation adopts a bylaw expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act. Our amended and restated bylaws include a provision electing not to be subject to this mandatory requirement; however, the IBCL permits this election to be rescinded by subsequent action of our board of directors. In 2019, the board of directors agreed to amend our amended and restated bylaws to provide for one-year terms for directors instead of three-year terms beginning with those directors elected at the 2019 annual meeting, so that, beginning with the 2021 annual meeting, all of our directors will stand for election each year. Prior to 2019, our amended and restated bylaws called for a board of directors comprised of three classes of directors, with each class serving a three-year term.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is EQ Shareowner Services.
Listing
Our common stock is listed on The Nasdaq Global Select Market under the symbol “VRA”.